

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 6, 2017

<u>Via E-Mail</u>
Mr. Bing Lin
Chairman and Chief Executive Officer
CM Seven Star Acquisition Corporation
Suite 1003-1004, 10/F, ICBC Tower
Three Garden Road
Central, Hong Kong

> **Re: CM Seven Star Acquisition Corporation**
> **Draft Registration Statement**
> **Submitted August 11, 2017**
> **CIK No. 0001713539**

Dear Mr. Lin:

We reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Mr. Bing Lin
CM Seven Star Acquisition Corporation
September 6, 2017
Page 2

Dilution, page 42

2. Please tell us how you determined that your net tangible book value was a deficit of $87,866 at July 17, 2017.

Management, page 64

3. File the consent of each director nominee, namely, Mr. Jiong Shao, Ms. Michele Smith, and Ms. Maryann Tseng, as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

Statement of Cash Flows, page F-6

4. We note your disclosure on page F-12 which indicates that an affiliate of the sponsor has advanced the company $84,502 which was repaid on July 17, 2017. We note the repayment in your cash flow statement; however, we do not see the inflow of the cash advanced to you within your financing activities. Please advise or revise.

5. Please explain to us the nature of the non-cash financing activities that you disclose at the bottom of page F-6. Specifically, please explain why these activities are considered to be non-cash.

Note 1 – Organization and Business Operations, page F-7

6. We note that you have selected December 31 as your fiscal year end. Please tell us why you have not included audited financial statements as of and for the year ended December 31, 2016 with interim reporting for periods subsequent to the year end date.

Note 2 – Significant Accounting Policies, page F-9

Subsequent Events, page F-11

7. Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
       Mitchell S. Nussbaum, Esq.
       Giovanni Caruso, Esq.
       Loeb & Loeb LLP
       345 Park Avenue
       New York, NY 10154